Exhibit 99.2

Semantix Announces Stock Repurchase Plan

November 29, 2022

São Paulo – Semantix, Inc. (NASDAQ: STIX), Latin America’s first fully integrated data platform, today announced that its Board of Directors has authorized the repurchase of up to $5 million of ordinary shares of the Company over a period of one year.

The ordinary shares repurchases may be effected through open market purchases, including through the use of Rule 10b5-1 trading plans, or privately negotiated transactions. The open market repurchases will be made in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, subject to market conditions, applicable legal requirements and other factors, The timing and amount of ordinary shares repurchases made pursuant to the repurchase program are subject to various factors, including, but not limited to, the company’s ordinary shares trading price, regulatory requirements, credit agreement covenants, general market conditions and alternative uses of capital. The Company is not, however, required to acquire any particular amount of ordinary shares at a specific time or price, and repurchases can be discontinued at any time without notice.

About Semantix

Semantix is Latin America’s first fully integrated data software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the potential repurchase by the Company of its ordinary shares. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the stock repurchase plan discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties disclosed in documents that the Company has filed, or will file, with the SEC. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. The Company anticipates that subsequent events and developments may cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contact

Adriano Alcalde

CFO & IR

ir@semantix.ai

Press Contact

semantix@rpmacomunicacao.com.br